L3 Corp.

538 W. 21st Street

Suite # 80308

Houston, TX 77008-3642

Telephone: (855) 763-2210

January 25, 2012

By Edgar

Jay Ingram – Branch Chief Legal

Securities and Exchange Commission

Washington DC 20549

Fax: 202-772-9349

Re: L3 Corp.

Registration Statement on Form S-1

Originally Filed December 14, 2011

File No. 333-178482

Dear Mr. Ingram:

Thank you for advising us that the Commission will not further review the above-referenced registration statement (the “Registration Statement”) of L3 Corp. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to Monday January 30, 2012, at 4:00 p.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information for purposes of this request, please contact our counsel, Jonathan Strum, at (202) 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

/s/ Noam Katzav
Noam Katzav
President, Treasurer and Director
L3 Corp.

VIA EDGAR

cc:	Chambre Malone, Staff Attorney
Securities and Exchange Commission,
Division of Corporation Finance - Edgar

Jonathan Strum
jdstrum@jdstrumlaw.com